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                           September 4, 2020

       Ken C. Hicks
       President and Chief Executive Officer
       Academy Sports & Outdoors, Inc.
       1800 North Mason Road
       Katy, TX 77449

                                                        Re: Academy Sports &
Outdoors, Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form S-1
                                                            Submitted September
1, 2020
                                                            CIK No. 0001817358

       Dear Mr. Hicks:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Our Performance Improvement Initiatives, page 4

   1. We note the statement from your response to our prior comment letter dated August 26,
                                                        2020, that "it is
difficult to ascertain with precision what portion of its increased comparable sales during
the first half of 2020 is attributable to the increase in e-
                                                        commerce sales due to
the COVID-19 pandemic as compared to the impact of the
                                                        business
improvements... ." Please include similar disclosure in your registration statement.
 Ken C. Hicks
FirstName LastNameKen    C. Hicks
Academy Sports  & Outdoors,  Inc.
Comapany 4,
September NameAcademy
             2020         Sports & Outdoors, Inc.
September
Page 2    4, 2020 Page 2
FirstName LastName
       You may contact Patrick Kuhn at (202) 551-3308 or Linda Cvrkel at (202) 551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Joseph Kaufman, Esq.